Norsat International Inc.                      Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three and Nine Months Ended and as at September 30, 2011

(Expressed in US dollars)

Norsat International Inc.                      Management’s Discussion & Analysis

Table of Contents

1.0 INTRODUCTION	3

2.0 BUSINESS OVERVIEW	4
2.1 OVERVIEW OF THE BUSINESS	4
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	7
2.4 STRATEGY	10

3.0 2011 QUARTERLY REVIEW	12
3.1 NON-IFRS MEASUREMENTS	12
3.2 SELECTED FINANCIAL INFORMATION	13
3.3 COMPANY HIGHLIGHTS	14
3.4 OPERATIONAL OVERVIEW	15
3.5 RESULTS OF OPERATIONS	17
3.6 SUMMARY OF QUARTERLY RESULTS	21
3.7 AQUISITION OF SINCLAIR	22
3.8 LIQUIDITY AND FINANCIAL CONDITION	24
3.9 CAPTIAL RESOURCES	25
3.10 CONTRACTUAL OBLIGATIONS	27

4.0 OUTLOOK	28

5.0 OFF BALANCE SHEET ARRANGEMENTS	28

6.0 TRASACTIONS WITH RELATED PARTIES	28

7.0 PROPOSED TRANSACTIONS	28

8.0 CRITICAL ACCOUNTING ESTIMATES	29

9.0 CONVERSION TO IFRS	35

10.0 FINANCIAL INSTRUMENTS AND RISK EXPOSURES	42

11.0 OUTSTANDING SHARE DATA	43

12.0 RISKS AND UNCERTAINTIES	44
12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS	44
12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS	44
12.3 RISKS ASSOCIATED WITH THE VAULE OF SHARES	46
12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE	46

13.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCAL REPORTING	47
13.1 LIMITATION ON SCOPE OF DESIGN	47
13.2 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL RESPORTING	47

Norsat International Inc.                      Management’s Discussion & Analysis

1.0  Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of November 10, 2011 should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2011, and related notes included therein, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States Dollars unless otherwise indicated.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company's operations in future periods, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates,", "predicts," "potential," "targeted," "plans," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements include, without limitation, statements about the Company's market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company's available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading "Risks and Uncertainties" and in the most recent Annual Information Form under the heading "Risk Factors". For the reasons set forth above, investors should not place undue reliance on forward-looking statements

Norsat International Inc.                      Management’s Discussion & Analysis

2.0  Business Overview

2.1 Overview of the Business

Norsat is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Our products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing.  Through our Sinclair Division, which we acquired in January 2011, we are also a leading provider of antenna and radio frequency conditioning products, systems and coverage solutions for public safety, defense and private wireless networks.  Norsat also provides engineering consulting to meet customers’ specific needs.

Our business operates primarily through three business segments: Microwave Products, Satellite Solutions and Antenna and Radio Frequency Conditioning Products (Sinclair Division).  We also have three additional segments which have limited activity – Maritime Solutions, Wireless Networks, and Norsat Capital.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Microwave Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. Microwave components enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

We are a leader in our microwave products markets.  Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation.  We believe that we have the largest market share of any of our competitors in this space.  Under normal business conditions, the overall market tends to demonstrate steady but moderate annual growth.

Satellite Solutions

Satellite Solutions, established in 2003, provides rapidly deployable broadband connectivity over satellite links, where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. Our product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, Rover and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

Norsat International Inc.                      Management’s Discussion & Analysis

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis, but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the ultra-portable satellite systems market.  We believe our technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM. Therefore, we believe they are therefore unsuitable for the markets we target.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Antenna and RF Conditioning Products (Sinclair Division)

The Antenna and Radio Frequency Conditioning Products segment (“Sinclair”) has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Engineers in our Sinclair Division are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancements, we continue to expand our product offerings and improve existing designs to better serve customers.  The two main product lines produced by our Sinclair Division are antennas and filters.

Antennas

The Sinclair Division has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” – re-allocated to new applications by governing bodies such as the FCC in the U.S. and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through relatively minor modifications to existing products.

Our Sinclair Division currently manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. The family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair was instrumental in developing low passive inter-modulation (“PIM”) antennas, preserving our leadership position in this area.

Filters

Our Sinclair Division also has an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combine resonator technologies as well as very small high-performance filters using cross-coupled technology.

Norsat International Inc.                      Management’s Discussion & Analysis

Remote Networks

The Remote Networks segment was established in 2008. It develops, markets and deploys wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. We are exploring the different alternatives available to leverage our technology into this area. As at September 30, 2011, we have not recognized any revenues from Remote Networks.

Maritime Solutions

Norsat announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. We continue to explore the different alternatives available to leverage our technology into this area and recorded approximately $0.2 million of revenues for the three months ended September 30, 2011 (2010 - $0.1 million) and $0.7 million of revenues for the nine months ended September 30, 2011 (2010 - $0.3 million).

Norsat Capital

We established Norsat Capital in 2009. This financial arm gives customers and potential clients the option of leasing or renting our equipment. It also provides us with the flexibility to make select strategic investments in customer projects that we believe would generate shareholder value. To date there has been minimal volume in this line of business.

Norsat International Inc.                      Management’s Discussion & Analysis

2.3  Markets and Trends

Satellite-based Communications - Markets

Satellite-based communications includes Norsat’s Microwave Products, Satellite Solutions, Maritime Solutions and Remote Networks products.  These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. The satellite appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Radio Frequency-based Communications - Markets

Our Sinclair Division focuses on radio frequency-based communications.  We design and manufacture antenna and filter products for public safety and private wireless networks including fixed and mobile antennas, filters, receiver multi-couplers, transmitter combiners and complete antenna systems constructed from these elements. These products enjoy a reputation for high quality, reliability and durability.  They are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

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Public sector and military network operators, including several police forces, military and paramilitary organizations (such as the coast guards and navies), and a large set of ambulance and fire dispatch services;

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Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

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Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

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OEMs.

Operating in the 30 MHz to 1.9 GHz frequency range, our Sinclair products are well established globally.  Sinclair antennas and filters are integral components of wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair products can support voice, data and video transmission.

We believe that a number of industry trends are influencing demand for our products.  Specific trends include the following:

Norsat International Inc.                      Management’s Discussion & Analysis

Satellite-Based Communications- Trends

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There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

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In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

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Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

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The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

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Major organizations that have global operations are increasingly aware of, and plan for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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A number of large-scale disasters in recent years have instilled the importance of first responders being able to establish rapid communications links to coordinate recovery efforts.

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Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.                      Management’s Discussion & Analysis

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are constantly in demand for public, national security, natural resource management, and other specialized applications.

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Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

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Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

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Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market.

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OEMs are driving greater efficiencies and bargaining power by favouring fewer vendors with a broad product portfolio.

Norsat International Inc.                      Management’s Discussion & Analysis

2.4 Strategy

Provide leading communications solutions

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world.  Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure.  In addition, we have a track record of introducing innovative new products to the satellite, antenna and radio frequency conditioning industries and we plan to remain a product leader in these areas. With a strong financial base, we continue to invest in research and development for the microwave, satellite, antennae and radio frequency conditioning businesses.  These attributes will remain core elements of Norsat’s strategy, forming the foundation of our organic growth.  Although our margins remain strong, continued global economic weakness has increased competitiveness in our markets.

Pursue acquisition opportunities

We are actively pursuing an acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential acquisition candidates. However, while we believe a proportion of our future growth will come via acquisitions, we are also proceeding prudently. That means any company we purchase must be attractively priced, advance our corporate objectives and have the potential to be accretive to shareholders.

In January 2011, we acquired Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products, based in Aurora, Ontario.

We believe the acquisition of Sinclair complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and austere regions. We expect that Sinclair will help diversify our markets into the commercial space and into the municipal government level. Sinclair products are used all over the world and many are located in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, rely on the delivery of superior products that can withstand severe elements. Additionally, they expect to access the latest technologies and receive customized solutions.  We also believe opportunities exist to resell Sinclair’s products through our Microwave division, target design antennas for our maritime and wireless divisions, and expose Sinclair’s products to our existing customers in Europe and the military markets.  To date, we have integrated Sinclair’s sales force with our own and have identified several cross-selling opportunities.  However, as our customers’ sales cycles are typically long, these opportunities may take several quarters to realize, if at all. The integration of Sinclair has also enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We plan to continue to invest in research and development to maintain our status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.    Management believes that the development of new products within our products divisions will keep us on the cutting edge of our industry, attract new business and lead to the development of new market verticals.  We also plan to pursue opportunities to cross-sell our newer product lines to our existing customer bases.

Norsat International Inc.                      Management’s Discussion & Analysis

Expand into new markets and provide a breadth of solutions to our existing customers

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.  Another component of our growth strategy is to expand the breadth of solutions we provide to each customer.  Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components with our core products.  In particular, customers in remote and austere regions would benefit from an “end-to-end solution provider” approach, which would enable them to purchase all their secure communication requirements from a single vendor.  Customers could then be confident that all the elements of their communications solution would be configured to work well together, and that they would receive comprehensive support.  We, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings in order to become a leading connectivity solutions provider for remote and austere regions of the world.

We are seeking out initiatives in remote and austere regions of the world where we can offer our expertise by solving communications problems and logistics. We plan on leveraging our secure and reliable products, along with our experience on how to better serve these markets, to give the customer the best value for performance. As we establish more initiatives in remote and austere regions of the world, our expectation is that many of the customers we serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Grow our business to existing customers

We sell most of our microwave components and portable satellite systems, other than those bound for the US Government, through resellers.  Almost all of the portable satellite systems sold to the US Government have been through our direct sales force.  Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.  Currently, we are experiencing a growing level of demand from global militaries as evidenced by an increasing volume of request for proposals (“RFPs”). The size of the contracts up for tender is also higher in terms of dollar quantities.  While we view these developments as highly positive, gauging when these RFPs will be awarded and potentially converted into revenues remains challenging as these decisions are made by the customers and not by us.

Norsat also sells our Antenna and Radio Frequency Conditioning Products to approximately 1,800 distinct customers. We market these products in North America through a direct sales force, OEMs, distributors and manufacturer representatives.   In Europe, Middle East and Africa our products are sold through a direct sales force, OEMs, and system integrators.  We will continue to use these sale channels and will pursue opportunities to cross-sell these products to customers within all of our divisions.

Continue to focus resources prudently

Norsat has been fiscally prudent with regards to expenses and we will continue to focus our resources strategically.  While we seek growth opportunities, we also continue to review opportunities for strategic cost cutting measures.

Norsat International Inc.                      Management’s Discussion & Analysis

3.0  2011 Quarterly Review

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011. The unaudited interim consolidated financial statements for the three months ended March 31, 2011 were our first financial statements prepared under IFRS. Section 9 includes the significant accounting policies that were adopted under IFRS and a reconciliation of the January, 1, 2010 Canadian GAAP statement of financial position to IFRS. In accordance with the transition rules, we retroactively applied IFRS to our comparative data.

3.1 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited consolidated financial statements accompanying notes for the three and nine months ended September 30, 2011.

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the table below:

EBITDA(1)
(‘000s)	For the three-months ended September 30,
	2011	2010	Change
EBITDA	$1,683	$659	$1,024	>100%
Interest	(162)	(2)	(160)	>100%
Amortization	(393)	(85)	(308)	>100%
Taxes	(575)	—	(575)	>100%
Foreign exchange	549	37	512	>100%
Reorganization	—	—	—	>100%
Net earnings for the period	$1,102	$609	$493	81%

EBITDA (1)
(‘000s)	For the nine months ended September 30,
	2011	2010	Change
EBITDA	$3,225	$2,220	$1,005	45%
Interest	(444)	(48)	(396)	>100%
Amortization	(1,097)	(239)	(858)	>100%
Taxes	(1,122)	—	(1,122)	>100%
Foreign exchange	559	(2)	561	>100%
Reorganization	(490)	—	(490)	>100%
Net earnings for the period	$631	$1,931	$(1,300)	67%

Note

1 EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net  earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Norsat International Inc.                      Management’s Discussion & Analysis

EBITDA for the three months ended September 30, 2011 increased by 155%, or $1.0 million, compared to the same period in 2010.  Our new Sinclair Division, acquired in January 2011, contributed $0.9 million of this increase while the balance of $0.1 million was achieved through organic growth within our existing Norsat divisions.

For the nine months ended September 30, 2011, EBITDA increased by 45%, or $1.0 million, when compared to the same period in 2010.  The $2.6 million of EBITDA contributed by our new Sinclair Division was partially offset by a $1.6 million reduction in EBITDA from our existing Norsat divisions, primarily attributable to a decline in Satellite Solutions sales.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working Capital is calculated by subtracting current liabilities from current assets.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio assists in assessing Norsat’s liquidity health. Current Ratio is defined as current assets divided by current liabilities.

3.2 Selected Financial Information

(‘000s), except per share amounts	For the three-months ended September 30,
	2011	2010	Change

Sales	$11,381	$4,492	$6,889	>100%
Earnings before income taxes	$1,678	$608	$1,070	>100%
Income tax expense	$575	$—	$575	>100%
EBITDA (1)	$1,683	$659	$1,024	>100%
EBITDA (1) per share	$0.03	$0.01	$0.02	>100%
Net earnings	$1,102	$608	$494	81%
Net earnings per share - basic	$0.02	$0.01	$0.01	>100%
Net earnings per share - diluted	$0.02	$0.01	$0.01	>100%

(‘000s), except per share amounts	For the nine months ended September 30,
	2011	2010	Change

Sales	$28,739	$14,578	$14,161	97%
Earnings before income taxes	$1,753	$1,931	$(178)	9%
Income tax expense	$1,122	$—	$1,122	>100%
EBITDA (1)	$3,225	$2,220	$1,005	45%
EBITDA (1) per share	$0.05	$0.04	$0.01	25%
Net earnings	$631	$1,931	$(1,300)	67%
Net earnings per share - basic	$0.01	$0.04	$(0.03)	75%
Net earnings per share - diluted	$0.01	$0.04	$(0.03)	75%

Note

(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 3.1 Non-IFRS Measures.

Norsat International Inc.                      Management’s Discussion & Analysis

(‘000s)	As at
	September 30, 2011	December 31, 2010	Change

Total assets, excluding future income tax assets	$37,871	$18,543	$19,328	>100%
Total assets	$39,656	$20,414	$19,242	94%
Interest bearing loans and borrowings	$10,141	$—	$10,141	>100%

3.3 Company Highlights

The following are highlights for the nine months ended September 30, 2011:

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We appointed Mr. Fabio Doninelli as Chairman.

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On January 21, 2011 we acquired Sinclair Technologies Holdings Inc. for $18.5 million.

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We obtained a $12.0 million loan in connection with the acquisition of Sinclair.  As of November 10, 2011, the loan balance had been paid down to $9.9 million.

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We issued and received gross proceeds of $0.3 million for 611,915 common shares in connection with our Employee Share Ownership Plan.

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Our Microwave Products division launched a new line of RFID products.

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Our Satellite Solutions’ division released multi-band versions of GLOBETrekkerTM and RoverTM.

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Our new Antenna and RF Conditioning Products division, Sinclair, was awarded a sales order for a total potential of 8,000 antennas to be delivered over a period of three-to-four years.  This order represents a revenue opportunity of approximately $1.0 million.

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Our Satellite Solutions’ division announced a smartphone version of Linkcontrol 7, allowing satellite terminals to be controlled via smartphone.

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Our NewLink and GLOBETrekkerTM terminals supported the U.S. military in the relief effort after the Japan earthquake.

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We appointed Mr. James Topham to our Board of Directors and as Chairman of the Audit Committee.

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Our Satellite Solutions’ division was awarded a Cdn$3.5 million sales contract to provide a satellite-based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia (“FNESS”).

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Our Satellite Solutions’ division released a High Definition-capable version of our GLOBETrekkerTM system.

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Our  Satellite Solutions’ division was awarded a new satellite-based communication equipment and services program valued at $1.3 million from the NATO Consultation, Command and Control Agency (“NATO”)

Norsat International Inc.                      Management’s Discussion & Analysis

3.4 Operational Overview

Key items that affected the results for the three and nine months ended September 30, 2011, compared to the same period of 2010, are as follows:

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We completed the acquisition of Sinclair for a total fair value consideration of approximately $18.5 million. Cash considerations included $4.0 million from Company cash and cash equivalents and $12.0 million in debt financing from our principal banker. In addition, we issued 4,028,932 common shares with a value of $2.0 million from treasury and provided the vendors with promissory notes with a total face value of $750,000 plus interest at 3% per annum and with a fair value of $0.5 million.

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Sales for the three months increased 153% to $11.4 million, from $4.5 million during the same period in 2010. Sales for the nine months increased 97% to $28.7 million, from $14.6 million during the same period in 2010. Approximately $5.4 million and $15.0 million of sales for the three months and nine months respectively were contributed by the newly acquired Sinclair Division.

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Gross margins were 45% in the third quarter of 2011, compared to 48% in the same period last year.  The change in margins reflects a change in product mix, including the addition of the Sinclair product line, and the impact of the lower-margin FNESS contract. It also reflects write downs of certain excess inventories.   For similar reasons, gross margins for the nine months ended September 30, 2011 were 45% compared to 49% during the same period in 2010.

➢

Operating expenses were higher at $3.4 million for the three months ended September 30, 2011, compared to $1.5 million for the same period in 2010. Operating expenses for the nine months ended September 30, 2011 also increased to $10.8 million, from $5.2 million during the same period in 2010. These increases were mostly driven by the inclusion of operating expenses from our new Sinclair Division, as well as $0.5 million in acquisition-related expenses. While operating expenses are expected to remain higher in future periods as a result of the new operations and as we increase our investment in sales activities, we are beginning to realize efficiencies from the business combination. We believe this will help to offset some of the added expenses.

➢

Earnings before income taxes for the three and nine months ended September 30, 2011 were $1.7 million in both periods, compared to earnings before income taxes of $0.6 million and $1.9 million, respectively, for the same periods in 2010.

➢

Net earnings for the three and nine months ended September 30, 2011 were $1.1 million and $0.6 million, respectively, compared to net earnings of $0.6 million and $1.9 million, respectively, for the same periods in 2010.

➢

As at September 30, 2011, we had working capital1 totaling $10.8 million compared to $13.0 million as at December 31, 2010. The change in working capital was primarily due to increases in trade and other payables, accrued liabilities, taxes payable and loans and borrowings of $2.4 million, $0.6 million, $1.1 million and $3.0 million, respectively, and decreases in cash and cash equivalents of $1.9 million. This was offset by increases of working capital from increases in accounts receivable of $3.4 million, inventories of $3.2 million and decrease of deferred revenue of $0.2 million.

__________________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.

Norsat International Inc.                      Management’s Discussion & Analysis

We believe that the long-term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, a continued focus on homeland security and the emergence of non-traditional applications such as business continuity measures by large organizations and content production by novice entities.  We believe that long-term prospects for the antenna and radio frequency conditioning industry also remain strong.  While demand for specific product lines can be cyclical, depending on network deployment trends, our Sinclair products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

In the near-term, we anticipate that the key factors affecting our revenue growth will continue to be the timing of awards of major military and certain other commercial projects. In addition, we believe that competition in the satellite industry will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins.  In the antenna and radio frequency conditioning industries, Sinclair focuses on customizing products at a low volume, and historically there have been less competitive pressures on gross margins.

Our management team remains focused on implementing a business model which will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden our portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify our base of customers to include non-defense customers.

As a result of the current challenging economic conditions, we believe that there will continue to be opportunities to accelerate our growth through attractively priced acquisitions that are immediately accretive to shareholders.

Norsat International Inc.                      Management’s Discussion & Analysis

3.5 Results of Operations

Sales and Gross Margins

	For the three months ended September 30
	2011	2010	Change
Sales (in ‘000’s)
Antenna and RF Conditioning Products	$5,414	$—	$5,414		>100%
Satellite Solutions	3,270	2,181	1,089		50%
Microwave Products	2,459	2,229	230		10%
Maritime Solutions	238	82	156		>100%
Total	$11,381	$4,492	$6,889		>100%

Gross Profit Margin
Antenna and RF Conditioning Products	47%	N/A	N/A
Satellite Solutions	44%	51%	(7%	)
Microwave Products	40%	45%	(5%	)
Maritime Solutions	42%	23%	19%
Total	45%	48%	(3%	)

	For the nine months ended September 30
	2011	2010	Change
Sales (in ‘000’s)
Antenna and RF Conditioning Products	$14,978	$—	$14,978		>100%
Satellite Solutions	6,950	8,102	(1,152)		14%
Microwave Products	6,132	6,214	(82)		1%
Maritime Solutions	679	261	418		>100%
Total	$28,739	$14,577	$14,162		97%

Gross Profit Margin
Antenna and RF Conditioning Products	44%	N/A	N/A
Satellite Solutions	43%	53%	(10%	)
Microwave Products	42%	44%	(2%	)
Maritime Solutions	40%	37%	3%
Total	44%	49%	(5%	)

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Division, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as historically these have been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of those orders is unpredictable.

Management is working to reduce quarterly fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflected this strategy, as Sinclair’s sales are both fairly stable and strongest during periods when sales from our other divisions are relatively weak. For the short-term, we have mitigated revenue instability through the addition of two new contracts. In June 2011, Norsat was awarded a contract totaling Cdn$3.5 million from First Nations Emergency Services Society of British Columbia (“FNESS”). This contract includes a component of stable and distributed recurring customer service fees, in addition to a one-time satellite equipment purchase.  In August 2011, Norsat was awarded a $1.3 million contract with NATO to develop a new satellite-based communication equipment and service program.  Together, these contracts have created a backlog of revenue which will help to reduce volatility in our financial results over the next several quarters.

Norsat International Inc.                      Management’s Discussion & Analysis

Total sales for the three and nine months ended September 30, 2011 increased to $11.4 million and $28.7 million, respectively, compared to $4.5 million and $14.6 million during the same periods in 2010. The $6.9 million, or 153%, increase in our third quarter sales reflects Sinclair Division sales of $5.4 million, together with a $1.5 million increase in sales from our other divisions. The $14.1 million, or 97%, increase in nine-month sales reflects Sinclair Division sales of $15.0 million, partially offset by a $0.9 million reduction in sales from our other divisions.

For the three and nine months ended September 30, 2011, sales of Satellite Systems increased to $3.3 million and $7.0 million respectively, compared to $2.2 million and $8.1 million during the same periods in 2010.  The $1.1 million increase in third quarter  2011 sales includes $1 million of revenue  from the new FNESS contract. While future quarters will see airtime-related revenue from this contract, the amount of revenue is not expected to be as significant as it was this past quarter, when we completed the hardware installation portion of the contract. In the case of our new NATO contract, the majority of the revenues are expected to occur in the first quarter of 2012.   Revenues were lower for the nine months ended September 30, 2011 due to a reduction in ordering activity from the US military. This reflected budgetary uncertainty in the US during the first half of 2011. The resolution of this uncertainty contributed to more stable third quarter revenue for both the Satellite Systems and Microwave Products segments.

Sales of Microwave Products were relatively consistent at $2.5 million and $6.1 million respectively for the three and nine months ended September 30, 2011, compared to $2.2 million and $6.2 million for the same periods in 2010.

Sales of Maritime Products increased to  $0.2 million and $0.6 million respectively for the three and nine months ended September 30, 2011, from $0.1 million and $0.3 million for the same periods in 2010. This improvement reflects our investment in the Maritime Products Solutions sales channel.

The overall gross margin for the three and nine months ended September 30, 2011 was 45% and 44% respectively, compared to 48% and 49% for the same periods in 2010.

During the three and nine months ended September 30, 2011, gross profit margins from our Satellite Solutions division declined to 44% and 43% respectively, from 51% and 53% for the same periods in 2010.  This change was anticipated and reflects the lower margins on the FNESS contract and lower selling prices for existing product lines.  As we expand our customer base outside the US military and into commercial applications, we expect to see some continued pressure on gross margins. Margins for the Satellite Solutions division were further impacted by an increase in costs for new product lines.  However, we expect that costs will decrease and efficiencies will improve as we  build more of these new products. The margins reduction for the nine-month period also reflects a $0.2 million write down related to obsolete inventory which was recorded in the second quarter.

Norsat International Inc.                      Management’s Discussion & Analysis

Expenses

('000's)	For the three-months ended September 30,
	2011	2010	Change
Selling, general and administrative	$3,041	$1,332	$1,709	>100%
Product development	339	67	272	>100%
Amortization	393	85	308	>100%
Other (income)/expense	(373)	46	(419)	>100%
Total expenses	$3,400	$1,530	$1,870	>100%

('000's)	For the nine months ended September 30,
	2011	2010	Change

Selling, general and administrative	$8,891	$4,640	$4,251	92%
Product development	859	198	661	>100%
Amortization	1,097	239	857	>100%
Other (income)/expense	(87)	128	(215)	>100%
Total expenses	$10,760	$5,205	$5,555	>100%

Our commitment to prudent spending has not wavered and this philosophy continues to be reflected in our cost structure. However, when necessary, staff levels are gradually increased to ensure appropriate investments in operations are made, commitments to research and development projects are met, and product innovation and product leadership are not compromised.

For the three and nine months ended September 30, 2011, total expenses increased to $3.4 million and $10.8 million respectively, compared to $1.5 million and $5.2 million for the same periods in 2010.  The addition of the Sinclair Division accounts for approximately $1.3 million and $3.8 million of the increase in the three and nine month 2011 periods, respectively. The balance of the increase primarily reflects $0.5 million year-to-date in acquisition costs for Sinclair, and a $0.5 million increase in interest expense relating to financing to acquire Sinclair, and $0.5 million of amortization of the intangible assets acquired as part of the Sinclair transaction. Operating expenses are expected to remain somewhat higher in upcoming periods due to the addition of the Sinclair Division and continued investment in sales and marketing resources.

Selling, general and administrative expenses for the three and nine months ended September 30, 2011, increased to $3.0 million and $8.9 million respectively, compared to $1.3 million and $4.6 million for the same periods in 2010. Approximately $1.3 million and $3.3 million of the operating expense increase for these periods  relates to Sinclair. The balance of the increase in expenses reflects $0.5 million in acquisition costs for Sinclair and an increase in employee costs.

Product development expenses for the nine months ended September 30, 2011 increased to $0.9 million from $0.2 million in the corresponding period in 2010. Product development continues to be a core focus for Norsat and is reflected through development programs in the Antenna and RF Conditioning Product, Microwave and the Satellite Systems segments.

Amortization expenses increased to $0.4 million and $1.1 million respectively for the three and nine months ended September 30, 2011, compared to $0.1 million and $0.2 million for the same periods of 2010. The increase is the result of amortization of the intangible assets acquired as part of the Sinclair transaction. We acquired $10.1 million of intangible assets as part of the Sinclair acquisition, which will fully amortize over the next 20 years.

Norsat International Inc.                      Management’s Discussion & Analysis

Other (income)/expenses for the three and nine months ended September 30, 2011 was $(0.4) million and $(0.1) million, compared to $0.05 million and $0.1 million respectively for the same periods in 2010. This increase reflects the impact of a stronger United States dollar and its favorable impact on Canadian dollar-based operating expenses.

Net earnings for the period

(‘000’s), except per share amounts	For the three-months ended September 30,
	2011	2010	Change
Earnings before income taxes	$1,678	$608	$1,070	>100%
Income tax expense	575	—	575	>100%
Net earnings for the period	$1,103	$608	$495	81%

Net earnings per share, basic	$0.02	$0.01	$0.01	>100%
Net earnings per share, diluted	$0.02	$0.01	$0.01	>100%

(‘000’s), except per share amounts	For the nine months ended September 30,
	2011	2010	Change
Earnings before income taxes	$1,753	$1,931	$(178)	9%
Income tax expense	1,122	—	1,122	>100%
Net earnings for the period	$631	$1,931	$(1,300)	67%

Net earnings per share, basic	$0.01	$0.04	$(0.03)	75%
Net earnings per share, diluted	$0.01	$0.04	$(0.03)	75%

Earnings before income taxes were approximately $1.7 million for the three months ended September 30, 2011 compared to earnings of $0.6 million same period in 2010. Earnings before income taxes were approximately $1.8 million for the nine months ended September 30, 2011 compared to earnings of $1.9 million for the same period in 2010. Net earnings for the three and nine months ended September 30, 2011 was $1.1 million and $0.6 million respectively, compared to net earnings of $0.6 million and $1.9 million for the same periods in 2010.

Norsat International Inc.                      Management’s Discussion & Analysis

3.6 Summary of Quarterly Results

Quarterly Financial Data
(‘000’s), except for earnings per share	Three-Month Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2011	$	$	$	$
Sales	8,715	8,644	11,381
(1)
EBITDA	1,053	486	1,683
EBITDA (1) per share	0.02	0.01	0.03
Net earnings (loss) for the period	(187)	(285)	1,102
Net earnings (loss) per share - basic	(0.00)	(0.00)	0.02
Net earnings (loss) per share - diluted	(0.00)	(0.00)	0.02
Weighted average common shares outstanding -	#	#	#	#
Basic (000’s)	57,082	58,364	58,351
Diluted (000’s)	57,082	58,364	58,380

2010	$	$	$	$
Sales	4,887	5,199	4,492	5,655
(1)
EBITDA	666	895	659	443
EBITDA (1) per share	0.01	0.02	0.01	0.01
Earnings for the period	505	817	609	215
Earnings per share - basic	0.01	0.02	0.01	0.00
Earnings per share - diluted	0.01	0.02	0.01	0.00
Weighted average common shares outstanding -	#	#	#	#
Basic (000’s)	53,677	53,591	53,439	53,566
Diluted (000’s)	53,855	53,758	53,551	53,651

2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
(1)
EBITDA	956	420	839	1,276
EBITDA (1) per share	0.02	0.01	0.01	0.02
Earnings for the period	829	238	643	1,276
Earnings per share - basic	0.02	0.00	0.01	0.02
Earnings per share - diluted	0.02	0.00	0.01	0.02
Weighted average common shares outstanding -	#	#	#	#
Basic (000’s)	54,313	59,384	59,332	58,341
Diluted (000’s)	56,112	59,963	59,913	58,511

Note

(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 3.1 Non-IFRS Measures.

We have restated our 2010 comparative data in accordance with IFRS. We are not required to apply IFRS to periods prior to 2010. Our 2009 comparative data was prepared in accordance with Canadian GAAP.

Norsat International Inc.                      Management’s Discussion & Analysis

3.7 Acquisition of Sinclair

On January 21, 2011, we acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The identified assets, liabilities, and goodwill below are a result of management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below.

The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 is as follows:

Fair value recognized
(‘000’s)	on acquisition
Assets
Cash and cash equivalents	$726
Short-term investments	30
Trade and other receivables	2,301
Inventories	4,845
Prepaid expenses and other	153
Property and equipment, net	668
Intangible assets	10,068
Deferred tax assets	67
Total Assets	18,858

Liabilities
Trade and other payables	2,065
Deferred tax liabilities	2,910
Income tax payable	741
Total Liabilities	5,716

Total identifiable net assets at fair value	13,141

Goodwill on acquisition of Sinclair	5,360

Purchase consideration transferred	$18,502

(‘000’s)
Cash	$15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	$18,502

We estimate that all cash flows related to trade and other receivables will be collected.

Norsat International Inc.                      Management’s Discussion & Analysis

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

(‘000’s)
Cash	$15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	$18,502

We paid cash consideration of $16.0 million, financed from the Company’s cash and cash equivalents of $4.0 million and $12.0 million in debt financing from our principal banker. In addition, common shares of 4,028,932 were issued from treasury and have an estimated fair value of $2.0 million. Promissory notes with a total face value of $750,000 plus interest at 3% per annum were also issued to the vendors with an estimated fair value of $0.5 million.

We discounted the promissory notes using a discount rate of 20% for the duration of their maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

We paid our principal banker $0.1 million in financing fees to acquire the $12.0 million debt financing.  The $0.1 million was capitalized as part of the cost of the debt and is being amortized over the term.

We incurred transaction costs of $0.8 million (2011 - $0.5 million, 2010 - $0.3 million) in relation to the acquisition, which we have  recognized in the Consolidated Statement of Earnings and Comprehensive Income under Selling, general and administrative expenses.

$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should we be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, is releasable to the vendors on January 21, 2013.

The common shares are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011. We do not currently have sufficient information to measure the final number of shares to be released to the vendors.

The promissory notes are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012. We do not currently have sufficient information to measure the final amount of promissory notes to be released to the vendors.

3.8 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

Norsat International Inc.                      Management’s Discussion & Analysis

As at September 30, 2011, we had $4.4 million in cash and cash equivalents, a decrease of $1.9 million from $6.3 million as at December 31, 2010.  For the three months and nine months ended September 30, 2011, cash generated by operating activities was approximately $0.5 million and $1.9 million respectively.  For the three months and nine months ended September 30, 2011, we used $0.4 million and generated cash of $11.8 million in financial activities, respectively. Financing activities for the nine months ended September 30, 2011 includes $12.0 million related to the Sinclair acquisition loan proceeds. For the three months and nine months ended September 30, 2011, approximately $26,000 was used and $15.2 million of cash was used, respectively, for investing activities.  Investing activities for the nine months ended September 30, 2011 was comprised of the $15.2 million of cash used to acquire Sinclair.

Our working capital requirements are mainly for materials, production and selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

As at September 30, 2011, working capital1 decreased to $10.8 million as compared to $13.0 million as at December 31, 2010.  The current ratio2 for the 2011 year was at 2.0 times as compared to 4.1 times for the 2010 year.

Accounts receivable, was $7.9 million as at September 30, 2011, up from $4.6 million as at December 31, 2010.  The majority of the increase is attributable to the addition of the Sinclair business.

Trade and other payables increased to $4.0 million as of September 30, 2011 compared to $1.6 million at the end of 2010.  The majority of this increase is attributable to Sinclair as well as to inventory purchases in anticipation of Q4 and Q1 sales and production requirements.

Inventory as at September 30, 2011 was $8.9 million, compared to $5.7 million as at December 31, 2010.  The new Sinclair Division accounts for  the entire increase.

As of September 30, 2011, shareholders’ equity increased to $18.0 million compared to $15.8 million at December 31, 2010.

At September 30, 2011 we had accumulated a deficit of $24.7 million. Although we generated net profit from our continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010 and for the third quarter of 2011, we also reported losses for the first and second quarters of 2011.  This past performance cannot be used as an indication of our future performance.

We believe that our strategy remains sound and that we can deliver solid performance in the future.

We may also deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, we may also raise additional capital from  equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

______________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.

2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure.

Norsat International Inc.                      Management’s Discussion & Analysis

3.9 Capital Resources

Our capital resources as at September 30, 2011 were in cash and cash equivalents. We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.  As of September 30, 2011, we had cash and cash equivalents of $4.4 million.

During the nine months of 2011, as further described, we received gross proceeds of approximately $0.3 million and $30,128 from an employee share ownership program and warrants exercised, respectively. We also obtained a $12 million non-revolving acquisition loan to help fund the Sinclair purchase.

Credit Facilities

Operating Line of Credit

We have  a secured operating line of credit with HSBC (the “Bank”) of Cdn$3.5 million or US$2.8 million subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at September 30, 2011, we had no borrowings outstanding with respect to the operating line of credit (December 31, 2010 - $nil).

We also have an additional revolving demand note with HSBC in the principal amount of US$950,000, subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at September 30, 2010, we had no borrowing outstanding with respect to the revolving demand note (December 31, 2010 - $nil).

Acquisition Loan

On December 22, 2010, we secured a non-revolving acquisition loan of Cdn$13.2 million or US$12.0 million with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4%, depending on our funded debt to EBITDA ratio. This ratio is determined quarterly on a rolling 12-month basis, based on our consolidated financial statements. As at September 30, 2011 our combined weighted average interest rate and spread rate was 4.08%.

EBITDA is defined by the Bank as earnings before interest, taxes, depreciation and amortization.

Norsat International Inc.                      Management’s Discussion & Analysis

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, we repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.

We incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance as at September 30, 2011 was $89,903.

The loan is secured by all of the Company’s assets  under a general security assignment.

We have the following externally imposed capital requirements under our operating line of credit agreements and the acquisition loan agreement:

➢

working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢

debt to tangible net worth ratio (total liabilities less cash on hand and deferred tax liabilities divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

5.65:1.00 as at December 31, 2011

4.35:1.00 as at March 31, 2012

3.65:1.00 as at June 30, 2012

3.15:1.00 as at September 30, 2012, and

2.50:1.00 thereafter – calculated quarterly

➢

debt service coverage ratio cannot be less than 1.00. Based on EBITDA less unfunded capital expenditures – calculated annually beginning December 31, 2012, and

➢

funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 5.45:1.00 for the three months ending March 31, 2012

3.35:1.00 for the three months ending June 30, 2012

3.00:1.00 for the three months ending September 30, 2012 and December 31, 2012, and

2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by our own cash and cash equivalents.

Funded debt includes only the acquisition loan.

As at September 30, 2011, we were in compliance with our debt covenants.

Warrants Exercised

In January 2011, 62,776 warrants were exercised at a strike price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all other outstanding warrants we issued  expired unexercised.

Employee Share Ownership Plan

On February 18, 2011, we issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with our Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia).  The Private Placement was approximately 61% subscribed with participation from employees, senior management and directors.

Norsat International Inc.                      Management’s Discussion & Analysis

We generated gross proceeds of $0.3 million and issued common shares at the price of $0.57 (Cdn$0.568).

Our ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. Our  offering under the ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ended June 19, 2011. During this period, these securities could neither be traded nor freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014.  The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

3.10 Contractual Obligations

Future minimum payments at September 30, 2011 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

(‘000’s)	Remaining	2012	2013	2014	2015	Total
	2011				and later
Inventory purchase obligations	$2,405	1644	615	154	—	$4,818
Operating lease obligations	218	688	305	310	552	2,073
Total	$2,623	2,332	920	464	552	$6,891

In the normal course of operations, we enter into purchase commitments. Included in 2011 commitments are inventory and material purchase obligations of $4.8 million.

As at September 30, 2011, we had operating lease commitments that extend to November 2016.

Norsat International Inc.                      Management’s Discussion & Analysis

4.0  Outlook

Going forward, we anticipate attractive growth opportunities in the Satellite Systems and Wireless network segments, as the markets we are targeting are relatively new or even untapped.   The Antenna and RF Conditioning Products, Microwave Products and Maritime segments are more mature markets. However, given our strong market position in these segments, we anticipate a continuation of stable demand once the global economy recovers from the current recessionary patterns. Accordingly, while our results will continue to fluctuate from quarter to quarter due the nature of our business and the timing of contract wins, we believe we are well positioned to achieve sustained profitable growth over the long-term.

Most of our trade accounts receivables are generated from various military customers and large commercial customers and we do not believe they are at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers. We are cognizant of the extent of the current credit crisis and will remain vigilant in our credit granting practices. Concurrently, we will maintain our strict focus on preserving a sustainable cost structure.

At present, we are working to execute a balanced growth strategy which incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions we provide to customers. We expect realize a portion of these objectives through organic growth.

Additionally, we are actively pursuing new acquisitions. To this end, we are constantly identifying and evaluating potential acquisition candidates. We believe the current recessionary trends, coupled with our strong financial position and capital structure, have created excellent conditions for effectively realizing growth through strategic acquisition. Accordingly, we are optimistic that we can close on at least three deals during the next five years. That said, we will not undertake any acquisition unless it meets our strict criteria to provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

5.0  Off Balance Sheet Arrangements

As at September 30, 2011 and November 10, 2011, we did  not have any off balance sheet arrangements.

6.0  Transactions with Related Parties

As at November 10, 2011 and during the nine months ended September 30, 2011, we had not entered into any transactions with related parties.

7.0  Proposed Transactions

As at November 10, 2011, we had not committed to any asset or business acquisitions or dispositions.

Norsat International Inc.                      Management’s Discussion & Analysis

8.0  Critical Accounting Estimates

On January 1, 2011, with the adoption of IFRS, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards, and made estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. We based our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from these estimates.

We have discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect our more significant estimates and assumptions used in preparing our consolidated financial statements:

Business Combinations and Goodwill

➢

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements in accordance with the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption.

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquirer’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs incurred are expensed in the period in which they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over our net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

➢

Our consolidated financial statements are presented in United States dollars, which is also our functional currency. Each entity of the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency and presented in United States dollars.

Transactions in foreign currencies are initially recorded by our entities at their respective functional currency rates prevailing at the date of transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates as at the date when fair value is determined.

Norsat International Inc.                      Management’s Discussion & Analysis

Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using average exchange rates for the period where the rates do not fluctuate significantly and the rate in effect on the date of the transaction where the rate over the period does fluctuate significantly.

All gains and losses on translation of these foreign currency transactions are included in the Consolidated Statement of Earnings and Comprehensive Income.

Share-based Payment Compensation

➢

We grant stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at our sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, we recognize compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest.

Allowance for doubtful accounts

➢

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on our historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of our accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Inventories

➢

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Norsat International Inc.                      Management’s Discussion & Analysis

Intangible Assets

➢

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at a cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Earnings and Comprehensive Income when the asset is derecognized.

We record amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Norsat International Inc.                      Management’s Discussion & Analysis

Revenue recognition

➢

Our revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value; and,

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially within our control.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price,

➢

If VSOE does not exist, third-party evidence of selling price (“TPE”) is used, or

➢

If neither VSOE nor TPE exist, management’s best estimate of selling price for the deliverable is used.

➢

In all cases, selling prices is an entity specific measure that also considers market conditions.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially within our control. In establishing selling price for hardware, we rely on third-party evidence based on standalone sales of largely interchangeable products. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

We recognize revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. We use VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Norsat International Inc.                      Management’s Discussion & Analysis

Our multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially within our control.

Extended warranty of one-to-three years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after our one-year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third-party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially within our control.

Revenue that has been paid but does not yet qualify for recognition under our policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).  For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Government contribution

➢

We entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of our eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. Subsequent to September 30, 2011, the Minister extended the SADI agreement with the Company, whereby funding provided by the Ministry will now include eligible costs spent in the year ended 2012.  We determine eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could involve going through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of our fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Norsat International Inc.                      Management’s Discussion & Analysis

Income Tax

➢

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the statement of financial position liability method. Under the statement of financial position liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that we do not consider it probable that a future tax asset will be recovered, we provide a valuation allowance against the excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle our current tax assets and liabilities on a net basis.

Our discounts for income tax credits are in accordance with IAS 12 income taxes.

9.0  Conversion to IFRS

IFRS 1 First Time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retroactively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings or if appropriate another category of equity unless certain exemptions are applied. We have applied the following exemptions to our opening statement of financial position dated January 1, 2010:

Norsat International Inc.                      Management’s Discussion & Analysis

a)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations before the date of transition to IFRS. We have elected to use this election and have applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

b)

Consolidated and Separate Financial Statements

According to IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As we have elected to apply IFRS 3 prospectively, we have also elected to apply IAS 27 prospectively.

c)

Cumulative Translation Differences

IFRS 1 allows a first-time adopter an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. We have chosen to apply this election and have eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss on disposal.

d)

Share-Based Payments

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2 Share-Based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. We have elected to take advantage of the exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidance that a first-time adopter must adhere to under certain circumstances. We have applied the following guidelines to our opening statement of financial position dated January 1, 2010:

e)

Estimates

According to IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. This exemption is to prevent an entity from adjusting previously made accounting estimates for the benefit of hindsight. Our IFRS estimates as of January 1, 2010 are consistent with our Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed our actual cash flows, it has resulted in changes to our reported financial position and results of operations and statement of cash flows. In order to allow the users of the financial statements to better understand these changes, our Canadian GAAP Consolidated Statements of Financial Position as at September 30, 2010 and Consolidated Statements of Earnings and Comprehensive Income, and Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2010 have been reconciled to IFRS, with the resulting differences explained in the following section:

Norsat International Inc.                      Management’s Discussion & Analysis

(i)

Accumulated other comprehensive income

IFRS 1 allows a first-time adopter to an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS.

We have chosen to apply this election and have eliminated the cumulative translation difference of $399,537 in the accumulated other comprehensive income account and adjusted deficit by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss of disposal.

(ii)

Share-based payment

Under IFRS:

➢

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

➢

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Under Canadian GAAP:

➢

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.

➢

Forfeitures of awards are recognized as they occur.

Under Canadian GAAP, when share options are forfeited before vesting, all the previous period changes are to be reversed in the period that the options are cancelled using either the estimation or actual method. We had previously chosen to reverse such forfeited options using the actual method.

However, IFRS requires those forfeited options to be reversed using an estimation method based on estimated forfeitures.

(iii)

Deferred tax asset/liability

Under IFRS:

➢

All deferred tax assets and liabilities must be classified as non-current.

Canadian GAAP

➢

Deferred tax assets and liabilities are classified as current or non-current as appropriate.

As a result, we reclassified current deferred tax assets and liabilities to non-current assets and liabilities respectively.

(iv)

Provisions

Under IFRS:

➢

Provisions are presented separately from accrued liabilities

Norsat International Inc.                      Management’s Discussion & Analysis

Under Canadian GAAP:

➢

Provisions are not required to be presented separately.

Norsat provides standard one-year warranty on satellite products, standard three-year warranty on microwave products and standard two-year warranty on maritime products under which customers are covered for the cost of repairs of any manufacturing defects that become apparent after purchase. We accrue on a quarterly basis warranty provision of 0.25% of satellite sales, 1% of microwave sales and 1% of maritime sales.

Since IFRS requires that provisions be separately presented from accrued liabilities, we have reclassified our warranty provision from accrued liabilities to provisions.

(v)

Statement of cash flows

The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows.

Norsat International Inc.                      Management’s Discussion & Analysis

The Canadian GAAP statement of financial position at September 30, 2010 has been reconciled to IFRS as follows:

	Previously reported under Canadian GAAP	Cumulative translation difference (note 9e) (i))	Share-based payment (note 9e) (ii))	Deferred tax asset/liability (note 9e) (iii))	Provisions (note 9e) (iv))	Total effect of transition to IFRS	Restated under IFRS
ASSETS
Current assets:
Cash and cash equivalents	$5,623,514						$5,623,514
Short-term investments	37,720						37,720
Accounts receivable, net	5,367,975						5,367,975
Inventories	6,082,136						6,082,136
Prepaid expenses and other	1,046,021						1,046,021
Deferred tax asset	235,920			(235,920)		(235,920)	—
Total current assets	18,393,286			(235,920)		(235,920)	18,157,366

Long-term prepaid expenses and other	9,340						9,340
Property and equipment, net	758,843						758,843
Intangible assets, net	177,985						177,985
Deferred tax asset	1,737,748			235,920		235,920	1,973,668
Total assets	$21,077,202	$—	$—	$—	$—	$—	$21,077,202

LIABILITIES
Current liabilities:
Accounts payable	$1,697,671						$1,697,671
Accrued liabilities	1,886,336				(163,937)	(163,937)	1,722,399
Provisions					163,937	163,937	163,937
Deferred revenue	1,348,772						1,348,772
Deferred tax liability	2,163			(2,163)		(2,163)	—
Total current liabilities	4,934,942			(2,163)	—	(2,163)	4,932,779

Long-term deferred revenue	371,863						371,863
Deferred tax liability	325,132			2,163		2,163	327,295
Total liabilities	5,631,937			—		—	5,631,937

SHAREHOLDERS’ EQUITY
Issued capital	37,276,520						37,276,520
Contributed surplus	3,709,506		1,067			1,067	3,710,573
Accumulated other comprehensive income	399,537	(399,537)				(399,537)	—
Deficit	(25,940,298)	399,537	(1,067)			398,470	(25,541,828)
Total shareholders’ equity	15,445,265	—	—			—	15,445,265
Total liabilities and shareholders’ equity	$21,077,202	$—	$—	$—	$—	$—	$21,077,202

Norsat International Inc.                      Management’s Discussion & Analysis

The Canadian GAAP statement of earnings and comprehensive income for the three and nine months ended September 30, 2010 has been reconciled to IFRS as follows:

Three Months Ended September 30, 2010	Previously reported under Canadian GAAP	Share-based payment (note 9e) (ii))	Restated under IFRS
Sales	$4,491,708		$4,491,708
Cost of sales	2,353,774		2,353,774
Gross Profit	2,137,934		2,137,934
Expenses:
Selling, general and administrative	1,336,512	(4,908)	1,331,604
Product development, net	67,047		67,047
Amortization	85,318		85,318
	1,488,877	(4,908)	1,483,969
Earnings for the year before other expenses	649,057	4,908	653,965
Other expenses	45,731		45,731
Earnings before income taxes and Net earnings for the period	$603,326	$4,908	$608,234

Nine Months Ended September 30, 2010	Previously reported under Canadian GAAP	Share-based payment (note 9e) (ii))	Restated under IFRS
Sales	$14,577,064		$14,577,064
Cost of sales	7,441,472		7,441,472
Gross Profit	7,135,592		7,135,592
Expenses:
Selling, general and administrative	4,626,870	12,848	4,639,718
Product development, net	197,746		197,746
Amortization	238,898		238,898
	5,063,514	12,848	5,076,362
Earnings for the year before other expenses	2,072,078	(12,848)	2,059,230
Other expenses	128,672		128,672
Earnings before income taxes and Net earnings for the period	$1,943,406	$(12,848)	$1,930,558

Norsat International Inc.                      Management’s Discussion & Analysis

The Canadian GAAP statement of cash flows for the three months ended September 30, 2010 has been reconciled to IFRS as follows:

Three Months Ended September 30, 2010	Previously reported under Canadian GAAP	Share-based payment (note 9e(ii))	Restated under IFRS
Cash and cash equivalents provided by (used in)
OPERATING ACTIVITIES:
Net earnings for the period	$603,326	$4,908	$608,234
Items not involving cash:
Amortization	85,318		85,318
Foreign exchange (gain) loss	(37,431)		(37,431)
Gain on disposal of property, plant and equipment	(36,500)		(36,500)
Impairment of assets	108,591		108,591
Stock-based compensation	31,691	(4,908)	26,783
Government contribution	(256,939)		(256,939)
Changes in non-cash working capital	(557,176)		(557,176)
Net cash flows used in operating actitivies	(59,120)	—	(59,120)

INVESTING ACTIVITIES:

Purchase of property and equipment	36,500		36,500
Net cash flows from investing activities	36,500	—	36,500

FINANCING ACTIVITIES:
Repurchase of common shares	(5,009)		(5,009)
Net cash flows used in financing activities	(5,009)	—	(5,009)

Effect of foreign currency translation on cash and cash equivalents	15,911		15,911

Decrease in cash and cash equivalents	(11,718)	—	(11,718)
Cash and cash equivalents, beginning of period	5,635,232		5,635,232
Cash and cash equivalents, end of period	$5,623,514	$—	$5,623,514

Norsat International Inc.                      Management’s Discussion & Analysis

The Canadian GAAP statement of cash flows for the nine months ended September 30, 2010 has been reconciled to IFRS as follows:

Nine Months Ended September 30, 2010	Previously reported under Canadian GAAP	Share-based payment (note 9e) (ii))	Restated under IFRS
Cash and cash equivalents provided by (used in)
OPERATING ACTIVITIES:
Net earnings for the period	$1,943,406	$(12,848)	$1,930,558
Items not involving cash:
Amortization	238,898		238,898
Foreign exchange (gain) loss	2,043		2,043
Gain on disposal of property, plant and equipment	(29,396)		(29,396)
Impairment of assets	108,591		108,591
Stock-based compensation	77,818	12,848	90,666
Government contribution	(831,222)		(831,222)
Changes in non-cash working capital	(1,312,529)		(1,312,529)
Net cash flows from operating actitivies	197,609	—	197,609

INVESTING ACTIVITIES:

Purchase of property and equipment	(16,571)		(16,571)
Proceeds from sale of assets	61,500		61,500
Net cash flows from investing activities	44,929	—	44,929

FINANCING ACTIVITIES:
Repurchase of common shares	(311,824)		(311,824)
Share issuance cost	(2,196)		(2,196)
Shares issued under ESOP	133,019		133,019
Proceeds from government contributions	892,666		892,666
Net cash flows from financing activities	711,665	—	711,665

Effect of foreign currency translation on cash and cash equivalents	(45,333)		(45,333)

Increase in cash and cash equivalents	908,870		908,870
Cash and cash equivalents, beginning of period	4,714,644		4,714,644
Cash and cash equivalents, end of period	$5,623,514	$—	$5,623,514

Norsat International Inc.                      Management’s Discussion & Analysis

10.0  Financial Instruments and Risk Exposures

Fair value measurement

Our financial assets include cash and cash equivalents, short term investments, and trade and other receivables.  Our financial liabilities include trade and other accounts payable, accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

We  have classified our cash and cash equivalents, short-term investments, and trade and other receivables as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable, interest bearing loans and borrowings, promissory note payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of our financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from  our receivables from customers.

Our exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet our credit worthiness benchmark, we may choose to transact with the customer on a prepayment basis.

We do not have credit insurance or other financial instruments to mitigate our credit risk as management has determined that the exposure is minimal due to the composition of our customer base.

We  regularly review the collectability of our accounts receivable and establishes an allowance for doubtful accounts based on our best estimate of any potentially uncollectible accounts. As at September 30, 2011, the balance of the allowance for doubtful accounts was $81,000 (December 31, 2010 - $35,000). Pursuant to their respective terms, net accounts receivable was aged as follows as at September 30, 2011 and December 31, 2010:

(‘000’s)	September 30, 2011	Dec. 31, 2010
0-30 days	$5,305	$1,648
31-60 days	1,536	1,578
61-90 days	676	399
Greater than 90 days	412	938
Total accounts receivable	$7,929	$4,563

There is a possibility of increased customer credit risk due to the ongoing global recessionary trends. As at September 30, 2010, our trade accounts receivable are made up of approximately 16% (December 31, 2010 – 39%) government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

We may also have credit risk relating to cash and cash equivalents, which we manage by dealing with large chartered banks and investing in highly liquid investments. Our objective is to minimize our exposure to credit risk in order to prevent losses on financial assets by placing our investments in highly liquid investments such as guaranteed investment funds. Our cash and cash equivalents carrying value as at September 30, 2011 totaled $4.4 million (December 31, 2010: $6.3 million), and accounts receivable of $7.9 million (December 31, 2010: $4.6 million) representing the maximum exposure to credit risk of these financial assets.

Norsat International Inc.                      Management’s Discussion & Analysis

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due.

We have in place a planning and budgeting process which helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives.

To manage this risk we maintain an operating line of credit which provides access funds in Canadian and or United States dollars to meet short-term financing obligations.

As at September 30, 2011, we had cash and cash equivalents of $4.4 million, short-term investments of $0.1 million and trade and other receivables of $7.9 million for a total of $12.4 million which will cover our short-term financial obligations from our trade and other payables of $4.0 million accrued liabilities of $1.8 million, provisions of $0.2 million, annual minimum interest-bearing loans and borrowings repayments of $3.0 million and taxes payable of $1.2 million which total $10.2 million. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations.

(‘000’s)
	Less than 1 year	1 to 3 years	Total
Interest bearing loans and borrowings	$3,000	$7,142	$10,142
Promissory note payable	—	750	750
Accrued liabilities	1,774	—	1,774
Trade and other payables	3,979	—	3,979
Total	$8,753	$7,892	$16,645

11.0  Outstanding Share Data

We have 100,000,000 shares of Common Stock authorized, of which 58,350,902 were outstanding at September 30, 2011 and at November 10, 2011.

As at November 10, 2011, we had 1,708,500 options outstanding to acquire common shares at prices ranging from $0.50 to $6.15 per share.

Norsat International Inc.                      Management’s Discussion & Analysis

12.0  Risks and Uncertainties

12.1 Risks Associated with Financial Results

Our inability to generate sufficient cash flows from our operations may affect our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon us having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should we fail to generate sufficient cash flows from operations, we will require additional financing to remain a going concern.  At September 30, 2011, we have accumulated a deficit of $24.7 million. Although we  have generated net profit from our continued operations in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, it has also reported losses in the first and second quarters of 2011. This past performance cannot be used as an indication of our future performance.

Our inability to accurately forecast our results from quarter-to-quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, the quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We  also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

12.2 Risks Associated with Business and Operations

Our exposure to business and operation risks includes but is not limited to the following:

➢

We recognize the threats posed by the current credit crisis and global recession, but cannot guarantee that we will be able to successfully navigate through the current downturn.

➢

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in our markets.

➢

We have customer concentration.  A significant portion of our revenues have been recognized from a limited number of customers. While we  have been diversifying our customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector and large commercial customers.

➢

We cannot be sure that we will be able to compete effectively with our current competitors.  Our markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we have.

➢

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon our proprietary technology, brand and reputation in the marketplace, and customer relationships.

➢

If we  experience rapid growth and do not manage it effectively, profitability may be affected.

Norsat International Inc.                      Management’s Discussion & Analysis

➢

We have had high employee turnover.  We continue to evolve our hiring practices and are actively working on improving the work culture and our image in the community. We cannot be sure that these efforts will be successful in reducing employee turnover.

➢

We intend to expand our international operations, and thus faces a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies.

➢

We sell products which may, in certain instances, be subject to export and/or re-export restrictions.  In ascertaining whether such items may be subject to export control restrictions, we are sometimes forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, we may be subjected to penalties and fines.

➢

We buy components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions.  Failure to fulfill any or all of these may negatively impact liquidity should we be forced to take ownership of any un-purchased units.

➢

We may be subject to product liability claims, which are not fully covered by insurance.  Although product defects have not been a significant factor, we maintain comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms.

➢

Our operations may be disrupted by natural disasters and extreme weather conditions.

➢

Long sales and implementation cycles for our products may adversely affect our operating results. Our customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after our first contact with a customer before a sale may actually be completed.

➢

Mergers or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

➢

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture our products would be harmed and our business would suffer.

➢

Our level of indebtedness and our failure to comply with our indebtedness arrangements may adversely affect our business and operations.  As at September 30, 2011, we were in compliance with the covenants of the amended credit facility.

Readers are advised to access Form 20-F (on EDGAR at www.sec.gov) for the full contents of “Risks Associated with Business and Operations” and also other risk factors discussed in our filings with securities commissions in Canada (on SEDAR at www.sedar.com).

12.3 Risks Associated with the Value of Shares

The exercise of the existing outstanding options may substantially dilute the value of our common shares. We have 100,000,000 shares of Common Stock authorized, of which 58,350,902 were outstanding at September 30, 2011. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock.  Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.  Convertible debt, if issued to raise additional working capital for the Company, could also have dilutive effect for shareholders.

Norsat International Inc.                      Management’s Discussion & Analysis

The current financial market volatility can result in wide fluctuations in the market price of our stock.  Although we have reported profitability in the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, we have also reported losses in the first and second quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of our stock.  Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

12.4 Risks Associated with Foreign Exchange

Our operations are heavily exposed to fluctuations in foreign currencies.  Most of our  international sales are denominated primarily in US dollars, Euros and UK pounds. While we expect our international revenues and expenses will continue to be denominated primarily in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, we could experience and have experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time we may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $76,000 (December 31, 2010 - $9,000).

Norsat International Inc.                      Management’s Discussion & Analysis

13.0  Disclosure Controls and Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

13.1 Limitation on Scope of Design

We have limited the scope of design of our disclosure controls and procedures and internal controls over financial reporting to exclude control, policies and procedures of Sinclair, which we acquired effective January 21, 2011. The summary financial information of Sinclair is presented below.

(‘000’s)	Three months ended September 30, 2011	Nine months ended September 30, 2011
Revenue	$5,414	$14,978
Net income for the period	$509	$1,546

(‘000’s)	September 30, 2011
Current assets	$10,102
Non-current assets	9,723
Current liabilities	3,304
Non-current liabilities	$2,508

The scope limitation is in accordance with section 3.3(1)(c) of National Instrument 52-109, which allows an issuer to limit the design of disclosure and control procedures and internal control over financial reporting to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days prior to September 30, 2011, the end of fiscal period.

13.2 Changes in Internal Controls over Financial Reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.